TERYL RESOURCES CORP.
#240 – 11780 Hammersmith Way
Richmond, BC  V7A 5E9
Phone:  604-278-5996     Fax:  604-278-3409
Toll Free: 800-665-4616
www.terylresources.com
NEWS RELEASE

Teryl Resources Corp.
(the “Company”)

TSX Venture Exchange: TRC.V
OTCBB: TRYLF

TERYL RESOURCES CORP. DISPOSITION OF 20% INTEREST IN THE
GIL PROPERTY APPROVED BY SHAREHOLDERS ATEGM

For Immediate Release: December 14, 2011.  Vancouver, BC – Teryl Resources Corp. (TSX Venture Exchange: TRC.V, OTCBB: TRYLF) is pleased to announce that the disposition of its 20% interest, to Fairbanks Gold, of the Gil property located in the Fairbanks Mining District was approved by the shareholders on December 8, 2011.

The vote was in favour of the sale, with 25,285,215 million votes for and 9,903,866 against.  The Company will receive US$2,500,000 as an advance royalty payment upon completion of the definitive agreement.  The next payment for US$1,500,000 as an advanced royalty payment will be paid upon commencement of production and a 1% Net Smelter Return (NSR) until $US15,000,000 has been paid, including the $US4,000,000 payments.and 0.5% thereafter for the life of the mine.

Subject to the approval of the sale of the 20% interest of the Gil property by the regulatory bodies the 100% owned Westridge property, located near the Kinross owned True North deposit, will be drilled and the Fish Creek property will be explored next year.  Joint Ventures have and will be pursued for the Teryl properties,including the Westridge property, Fishcreek property, and the Silverknife claims, which is a silver/lead/zinc prospect located in British Columbia adjacent to Silvercorp Minerals silver/lead/zinc prospect."

The sale of the 20% interest in the Gil joint venture is subject to regulatory bodies’ approval.

Teryl Resources Corp. is currently suspended from trading as a result of a cease trading order issued by the British Columbia Securities Commission effective December 8, 2011.

ABOUT TERYL RESOURCES

Teryl Resources Corp. symbol TRC.V TSX Venture – has several gold prospects in Alaska near the Kinross Fort Knox Mine, including a 20% interest in the Gil property (held by its 100% owned U.S. subsidiary, Teryl, Inc.; a 100% interest in the Westridge property (located near the Fort Knox mine); a 50% option on the Fish Creek property, adjacent to the Gil property; and a 40% interest in a silver property located in Northern B.C. adjacent to Silvercorp’s silver lead zinc discovery. Teryl also has a small revenue interest in three producing oil and gas wells in Texas with Anadarko Petroleum as the operator. See www.terylresources.com website for more detailed information.

ON BEHALF OF THE BOARD OF DIRECTORS

"John Robertson"

John Robertson President

Press Release contact information:
John Robertson President, Teryl Resources Corp.
T: 800-665-4616
http://www.terylresources.com

READER ADVISORY

This news release may contain certain forward-looking statements, including management's assessment of future plans and operations, and capital expenditures and the timing thereof, that involve substantial known and unknown risks and uncertainties, certain of which are beyond the Company's control. There can be no assurance that such statements will prove accurate, and actual results and developments are likely to differ, in some case materially, from those expressed or implied by the forward-looking statements contained in this press release. Readers of this press release are cautioned not to place undue reliance on any such forward-looking statements.

Forward-looking statements contained in this press release are based on a number of assumptions that may prove to be incorrect, including, but not limited to: timely implementation of anticipated drilling and exploration programs; the successful completion of new development projects, planned expansions or other projects within the timelines anticipated; the accuracy of reserve and resource estimates, if any, grades, mine life and cash cost estimates; whether mineral resources can be developed; title to mineral properties; financing requirements; changes in laws, rules and regulations applicable to Teryl, and changes in how they are interpreted and enforced,  delays resulting from or inability to obtain required regulatory approvals and ability to access sufficient capital from internal and external sources, the impact of general economic conditions in Canada, and the United States, industry conditions,  increased competition, the lack of availability of qualified personnel or management, fluctuations in foreign exchange, stock market volatility and market valuations of companies with respect to announced transactions. The Company's actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements, including those described in the Company's Financial Statements, Management Discussion and Analysis and Material Change Reports filed with the Canadian Securities Administrators and available at www.sedar.com, and the Company’s 20-F annual report filed with the United States Securities and Exchange Commission at www.sec.gov.  Accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits, including the amount of proceeds, that the Company will derive therefrom.

Readers are cautioned that the foregoing list of factors is not exhaustive. All subsequent forward-looking statements, whether written or oral, attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these cautionary statements. Furthermore, the forward-looking statements contained in this news release are made as at the date of this news release and the Company does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.  This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities of the Company have not been registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.